Exhibit 99.5

RP® FINANCIAL, LC.

Financial Services Industry Consultants

April 21, 2006

Board of Trustees

Chicopee Savings Bank

70 Center Street

Chicopee, Massachusetts 01014

Members of the Board of Trustees:

At your request, we have completed and hereby provide an updated independent appraisal (“Update”) of the estimated pro forma market value of the common stock which is to be offered in connection with the mutual-to-stock conversion (“Conversion”) of Chicopee Savings Bank, Chicopee, Massachusetts (“CSB” or the “Bank”), as described below.

This Update is furnished pursuant to the requirements of 563b.7 and has been prepared in accordance with the “Guidelines for Appraisal Reports for the Valuation of Savings and Loan Associations Converting from Mutual to Stock Form of Organization” of the Office of Thrift Supervision (“OTS”) and applicable interpretations thereof. Such Valuation Guidelines are relied upon by the Federal Deposit Insurance Corporation (“FDIC”) and the Massachusetts Division of Banks (the “Division”) in the absence of separate written valuation guidelines.

Our Original Appraisal report, dated February 17, 2006 (the “Original Appraisal”), is incorporated herein by reference. As in the preparation of our Original Appraisal, we believe the data and information used herein is reliable; however, we cannot guarantee the accuracy and completeness of such information.

This update has been prepared to reflect: (1) changes in stock market conditions for thrifts since the Original Appraisal; and (2) CSB’s recent financial developments as of March 31, 2006.

Plan of Conversion

The Board of Trustees of the Bank adopted a plan to reorganize from the mutual form of organization to the stock form of organization within a holding company structure (the “Plan”) on October 27, 2005, and amended such plan as of January 9, 2006. Pursuant to the Plan, Chicopee Savings Bank will reorganize from a Massachusetts chartered mutual savings bank into a Massachusetts chartered stock savings bank. The conversion (the “Conversion”) will be accomplished under the laws of the Commonwealth of Massachusetts and the regulations of the Division and the FDIC, and other applicable laws and regulations. Pursuant to the Conversion, the Bank will become a wholly-owned subsidiary of Chicopee Bancorp, Inc. (the “Company”), a Massachusetts corporation. Concurrently, the Company will sell, in the Subscription and

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Board of Directors

April 21, 2006

Community Offerings, Company common stock in the amount equal to the appraised value of the Bank. Immediately following the Conversion, the only significant assets of the Company will be the capital stock of the Bank and the net conversion proceeds remaining after purchase of the Bank’s common stock by the Company. The Company will use 50% of the net conversion proceeds to purchase the Bank’s common stock. A portion of the net conversion proceeds retained by the Company will be loaned to the ESOP to fund the ESOP’s stock purchases in the offering, and the remainder will be reinvested into investment securities.

It is anticipated that the shares will be offered in a subscription offering to the Bank’s Eligible Account Holders, Supplemental Eligible Account Holders, Tax-Qualified Plans, and Employees, Officers, Trustees and Corporators of Chicopee Savings Bank. To the extent that shares remain available for purchase after satisfaction of all subscriptions received in the subscription offering, the shares may be offered for sale in a community offering.

Concurrent with the Conversion, the Bank will form a charitable foundation called the Chicopee Savings Bank Charitable Foundation (the “Foundation”). The Foundation will be funded in an amount equal to 8% of the stock offering with conversion stock.

Limiting Factors and Considerations

Our valuation is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing shares of the common stock. Moreover, because such valuation is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons who purchase shares of common stock in the conversion will thereafter be able to buy or sell such shares at prices related to the foregoing valuation of the pro forma market value thereof.

RP Financial’s valuation was determined based on the financial condition and operations of the Bank as of March 31, 2006, the date of the supplemental financial data included in the regulatory applications and prospectus.

RP Financial is not a seller of securities within the meaning of any federal and state securities laws and any report prepared by RP Financial shall not be used as an offer or solicitation with respect to the purchase or sale of any securities. RP Financial maintains a policy which prohibits the Company, its principals or employees from purchasing stock of its client institutions.

The valuation will be updated as provided for in the conversion regulations and guidelines. These updates will consider, among other things, any developments or changes in the Bank’s financial performance and condition, management policies, and current conditions in the equity markets for thrift stocks. These updates may also consider changes in other external factors which impact value including, but not limited to: various changes in the legislative and regulatory environment, the stock market and the market for thrift stocks, and interest rates. Should any such new developments or changes be material, in our opinion, to the valuation of the shares, appropriate adjustments to the estimated pro forma market value will be made. The reasons for any such adjustments will be explained in the update at the date of the release of the update.

Board of Directors

April 21, 2006

Discussion of Relevant Considerations

Table 1 presents summary balance sheet and income statement data through March 31, 2006. The overall composition of the Bank’s updated balance sheet was generally comparable to the fiscal year end 2005 data, with the Bank experiencing modest asset growth during the three month period. Consistent with recent trends, the balance sheet was largely funded by deposits, which funded growth of both loans and investments.

Growth Trends

The Bank’s total assets decreased by slightly more than $1 million over the three months ended March 31, 2006, in contrast to recent growth trends. The balance of loans increased modestly during the three month period which is primarily attributable to expansion of the portfolio of commercial mortgage and C&I loans as the balance of residential mortgage loans continues to diminish. The balance of cash and investments diminished modestly reflecting normal fluctuations of cash and liquidity. The increase in deposits ($2.9 million) was more than offset by reductions in borrowed funds, primarily related to shrinkage of retail repurchase agreements. Equity increased from December 31, 2005, to March 31, 2006, as a result of interim earnings.

Loan Receivable

Loans receivable increased from $315.6 million, as of December 31, 2005, to $317.5 million, as of March 31, 2006, and the proportion to total assets increased slightly. The loan portfolio continues to gradually shift in composition to include a higher proportion of commercial mortgage and C&I loans. The residential mortgage loan portfolio consists primarily of adjustable rate loans as the Bank’s policy is to generally sell longer term fixed rate loans into the secondary market.

Cash, Investments and Mortgage-Backed Securities

The balance of cash, investments and mortgage-backed securities (“MBS”) decreased modestly overall during the three months ended March 31, 2006, to equal $48.6 million in aggregate, or 12.5% of assets. The comparatively modest level of cash and investments is reflective of CSB’s general preference to invest in whole loans.

Funding Structure

Deposit balances increased by $1.9 million over the three months ended June 30, 2006, to equal $317.5 million, or 81.4% of total assets. Borrowed funds diminished modestly as the increase in advances was more than offset by a decline in retail repurchase agreements.

Board of Directors

April 21, 2006

Table 1

Chicopee Savings Bank

Recent Financial Data

	At December 31, 2005		At March 31, 2006
	Amount	% of Assets	Amount	% of Assets
	($000)	(%)	($000)	(%)
Balance Sheet Data
Assets	$391,349	100.00%	$390,081	100.00%
Cash and cash equivalents	17,586	4.49%	14,691	3.77%
Securities - AFS	4,934	1.26%	4,723	1.21%
Securities - HTM	29,472	7.53%	29,221	7.49%
Loans receivable (net)	315,649	80.66%	317,530	81.40%
Deposits	295,023	75.39%	297,929	76.38%
Total borrowings	49,580	12.67%	44,967	11.53%
Total equity	43,441	11.10%	43,880	11.25%

	12 Months Ended December 31, 2005		12 Months Ended March 31, 2006
	Amount	% of Avg. Assets	Amount	% of Avg. Assets
	($000)	(%)	($000)	(%)
Summary Income Statement
Interest Income	$18,832	5.05%	$19,605	5.13%
Interest Expense	(6,930)	-1.86%	(7,579)	-1.98%

Net Interest Income	$11,902	3.19%	$12,026	3.15%
Provision for Loan Losses	(120)	-3.00%	(240)	-0.06%

Net Interest Income after Provisions	$11,782	3.16%	$11,786	3.09%
Other Operating Income	1,377	0.37%	1,430	0.37%
Operating Expense	(11,087)	-2.98%	(11,251)	-2.95%

Net Operating Income	2,072	0.56%	1,965	0.51%
Net Non-Operating Income	115	0.03%	135	0.04%
Net Income Before Tax	2,187	0.59%	2,100	0.55%
Income Taxes	(771)	-0.21%	(739)	-0.19%

Net Income (Loss)	$1,416	0.38%	$1,361	0.36%

Source: Chicopee Savings Bank’s audited and unaudited financial statements and RP Financial calculations.

Board of Directors

April 21, 2006

Equity

Total equity increased by nearly $0.4 million over the three months ended March 31, 2006 to $43.9 million, equal to 11.25% of assets, reflecting interim earnings. The Bank’s capital ratio increased modestly over the quarter in the face of asset shrinkage.

Income and Expense Trends

CSB’s trailing 12 month earnings decreased in the most recent period, from $1.416 million for the 12 months ended December 31, 2005, to $1.361 million for the 12 months ended March 31, 2006, with the reduction primarily the result of the continuing expenditures associated with the Bank’s recent efforts to expand, including the cost of the new branch office in West Springfield – primarily in the area of staffing expense.

Net Interest Income

CSB’s net interest income increased for the most recent trailing 12 month period in dollar terms but decreased as a percent of average assets. Specifically, net interest income increased by $124,000 to $12.0 million, while the net interest income ratio decreased by 4 basis points to 3.15% for the most recent period. The growth in net interest income reflects the benefit of balance sheet growth over the most recent twelve months, while the reduction in the ratio of net interest income to average assets reflects the impact of increasing funding costs.

Loan Loss Provisions

Provision for loan losses increased by $120,000, to equal $240,000 for the 12 months ended March 31, 2006. The provision was increased as a result of loan growth, and owing to the increase in classified assets. Classified assets increased during the quarter primarily owing to the classification of a $4.4 million loan relationship secured by commercial real estate as special mention.

Non-Interest Income

Non-interest income increased modestly for the most recent period to $1.4 million, or 0.37% of average assets. The bulk of CSB’s fee income is comprised of fees related to its depository activities, lending, and mortgage servicing. However, the Bank has also diversified into non-traditional product lines (primarily brokerage services), which provide a modest amount fee income. Additionally, non-interest income was further enhanced by the purchase of BOLI, wherein the income from the increase in the cash surrender value of the policies is reflected as non-interest income.

Operating Expenses

As discussed in the Original Appraisal, operating expenses have been increasing for the Bank over the last several years, both on a dollar basis and measured as a percent of average assets. The Bank’s operating expenses have increased in due to asset growth, emphasis in commercial lending, de novo branching and revenue diversification strategies.

Board of Directors

April 21, 2006

The Bank’s operating expenses increased from $11.1 million (2.98% of average assets) for the twelve months ended December 31, 2005, to $11.3 million (2.95% of average assets) for the twelve months ended March 31, 2006. As indicated earlier, the increase for the increase in trailing twelve month expenses primarily reflects the impact of the new branch office in West Springfield and the related staffing costs.

Operating expenses are expected to increase following the Conversion as a result of the expense of the stock-related benefit plans, the cost related to operating as a public company and as a result of long-term plans to continue to expand the branch network. With regard to this latter factor, the Bank plans to establish up to four new branches over the next three to four years which will entail additional expenses related to staffing and operating costs as well as depreciation expense on the fixed asset investment. Furthermore, CSB expects to continue to gradually build its commercial lending staffing levels take advantage of the expanded branch coverage. The Bank will be seeking to offset such costs over time through growth and increased efficiency.

Efficiency Ratio

CSB’s efficiency ratio (operating expenses as a percent of the sum of net interest income and other operating income) of approximately 83.6% for the 12 months ended March 31, 2006, reflects an increase (i.e., deterioration) from the 83.5% ratio for the 12 months ended December 31, 2005, primarily reflecting an increase in operating expenses.

Non-Operating Income/Expense

Non-operating income and expense items continue to be a limited factor in the Bank’s operations. For the twelve months ended March 31, 2006, non-operating income was solely comprised of gains on the sale of loans and investments and totaled $135,000, equal to 0.04% of average assets, as compared to a level of $115,000, equal to 0.03% of average assets for the twelve months ended December 31, 2006.

Taxes

CSB’s tax rate approximated 35% for the 12 months ended March 31, 2006, which closely approximates the average tax rate reported for the 12 months ended December 31, 2005.

2.	Peer Group Financial Comparisons

Tables 2 and 3 present the most updated financial characteristics and operating results available for Bank, the Peer Group and all publicly-traded savings institutions. The Peer Group is comprised of the same twelve publicly-traded full stock companies as were employed in the Original Appraisal.

Financial Condition

In general, the comparative balance sheet ratios for the Bank and the Peer Group did not vary significantly from the ratios examined in the Original Appraisal analysis (see Table 2). Relative to the Peer Group, the Bank’s interest-earning asset composition continued to reflect a

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April 21, 2006

higher level of loans (81.4% of assets for the Bank versus 61.5% for the Peer Group) and a lower level of cash, MBS and investments (12.5% for the Bank versus 34.7% for the Peer Group). The Bank’s funding composition continued to reflect a higher proportion of deposits in comparison to the Peer Group (76.4% of assets for the Bank versus 69.1% of assets for the Peer Group). Comparatively, borrowings accounted for a lower portion of the Bank’s interest-bearing funding composition, as reflected by borrowings-to-assets ratios of 11.5% and 21.0% for CSB and the Peer Group, respectively.

The Bank’s equity-to-assets ratio of 11.3% was above the Peer Group’s average net worth ratio of 8.3%. All of the Bank’s equity consisted of tangible equity while intangibles maintained by the Peer Group equaled 0.3% of assets, translating into a tangible equity-to-assets ratio of 8.1% on average for the Peer Group. On a post-conversion basis with the addition of offering proceeds, the pro forma capital position will substantially exceed the Peer Group’s ratio. The increased equity is anticipated to enhance the Bank’s earnings potential through reinvestment of proceeds, lower funding costs and potentially through profitable growth. However, at the same time, the increased pro forma capital position is expected to result in a decline in the Bank’s return on equity (“ROE”), based on both reported and core earnings.

The growth rate section of Table 3 shows annual growth rates for key balance sheet items for the most recent 15 month period on an annualized basis for the Bank, and the most recent 12 month period for which data is publicly available for the Peer Group. Asset growth for the Bank equaled 8.48% versus an average of 3.57% for the Peer Group based on updated financial data. The Bank’s comparatively faster growth is attributable primarily to loan growth as the Bank sought to increase the investment in commercial mortgage loans. The foregoing growth strategy is evidenced by data showing that the Bank’s loan portfolio increased by 10.07% as compared to growth of 9.06% for the Peer Group over the same period. Comparatively, the Bank’s cash and investments portfolio diminished over the most recent period by 1.60% as compared to a reduction of 7.68% for the Peer Group while over the same time period.

The growth rate of both deposits and borrowings for the Bank continues to exceed the Peer Group average. In this regard, borrowings increased more rapidly than deposits for both the Bank and the Peer Group. Specifically, borrowed funds increased at a 51.15% annual pace for the Bank versus 8.97% for the Peer Group. In comparison, deposits increased at a 4.84% rate for the Bank and by 3.84% for the Peer Group.

The Bank’s equity increased 3.25% while the Peer Group’s equity diminished by 1.79%. The Bank’s comparatively modest capital growth rate is reflective of its moderate ROA and ROE measures. The Peer Group’s more limited equity growth, notwithstanding favorable profitability, reflects the adoption of dividend and capital management strategies. On a post-offering basis, the Bank’s capital growth rate is expected to decline due to the increased equity level and marginal short-term net proceeds reinvestment benefit.

Income and Expense Trends

CSB and the Peer Group reported profitability ratios of 0.36% and 0.75%, respectively, for the most recent 12 month period (see Table 3). The Bank’s continued lower profitability reflects that the Bank’s earnings advantages in the areas of net interest income, was

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April 21, 2006

more than offset by the Peer Group’s lower level of operating expenses and slightly higher level of non-interest operating income. Loan loss provisions were a comparable factor in the Bank’s and the Peer Group’s earnings.

CSB’s ratio of net interest income to average assets diminished to 3.15% for the 12 months ended March 31, 2006, but remains above the Peer Group average of 2.87%. The stronger net interest income ratio is primarily attributable to Bank’s greater investment in higher yielding loans.

Loan loss provisions for the Bank and the Peer Group were limited based on updated financial data, and equaled 0.06% of average assets for both.

Non-interest income equaled 0.37% of average assets for the Bank versus an average of 0.41% for the Peer Group. The relatively low earnings contribution realized from non-interest operating income realized by both the Bank and the Peer Group is indicative of their emphasis on mortgage lending and limited diversification into areas that generate revenues from non-interest sources.

The Bank’s operating expense ratio diminished slightly to 2.95% of average assets, which remains well above the Peer Group average of 2.11% of average assets.

The Bank’s higher level of operating expenses can in part be attributed to the higher personnel needs that result from a funding composition with comparatively higher and lower concentrations of deposits and borrowings, respectively, relative to the Peer Group’s funding composition. Additionally, the Bank has added staff to support implementation of business plan growth strategies. Consistent with the Bank’s higher operating expense ratio, CSB maintained a comparatively higher number of employees relative to its asset size. Assets per full time equivalent employee equaled $3.7 million for the Bank, versus a comparable measure of $5.5 million for the Peer Group.

Gains and losses from the sale of assets continued to have a limited impact on the Bank’s earnings for the twelve month period shown in Table 3.3, as the Bank reported net gains equal to 0.04% of average assets while losses reported by the Peer Group averaged 1 basis point. The Peer Group reported net non-operating losses equal to 0.10% of average assets.

CSB’s effective tax rate of 35.20% remains slightly below the Peer Group’s average tax rate of 36.14% based on updated financial data.

Board of Directors

April 21, 2006

Table 2

Balance Sheet Composition and Growth Rates

Comparable Institution Analysis

As of December 31, 2005

		Balance Sheet as a Percent of Assets
		Cash & Equivalents	MBS & Invest	Loans	Deposits	Borrowed Funds	Subd. Debt	Net Worth	Goodwill & Intang	Tng Net Worth	MEMO: Pref. Stock
Chicopee Savings Bank
March 31, 2006		3.8%	8.7%	81.4%	76.4%	11.5%	0.0%	11.3%	0.0%	11.3%	0.0%
All Public Companies
Average		3.5%	22.8%	68.4%	67.0%	19.9%	0.8%	11.0%	1.1%	9.9%	0.0%
Medians		2.7%	19.8%	70.6%	68.5%	19.2%	0.0%	9.5%	0.3%	8.5%	0.0%
State of MA
Averages		4.6%	29.6%	61.7%	68.5%	17.2%	0.3%	13.3%	1.1%	12.2%	0.0%
Medians		2.5%	23.1%	69.6%	67.4%	18.6%	0.0%	12.1%	0.1%	11.5%	0.0%
Comparable Group
Averages		3.4%	31.4%	61.5%	69.1%	21.0%	0.7%	8.3%	0.3%	8.1%	0.0%
Medians		2.0%	29.8%	64.6%	69.9%	20.2%	0.0%	7.8%	0.1%	7.8%	0.0%
Comparable Group
CEBK	Central Bancorp of Somerville MA	1.5%	19.9%	76.4%	67.0%	24.1%	1.0%	7.3%	0.4%	6.9%	0.0%
ESBK	Elmira Savings Bank, FSB of NY	2.5%	32.2%	61.3%	72.5%	19.8%	0.0%	6.8%	0.1%	6.7%	0.0%
FKFS	First Keystone Financial, Inc. of PA	3.8%	30.8%	59.6%	68.6%	20.5%	4.2%	5.4%	0.0%	5.4%	0.0%
HARL	Harleysville Savings Fin. Corp. of PA	1.0%	48.4%	47.7%	56.0%	37.0%	0.0%	6.3%	0.0%	6.3%	0.0%
HIFS	Hingham Inst. For Savings of MA	2.9%	16.3%	77.7%	58.0%	33.7%	0.0%	7.7%	0.0%	7.7%	0.0%
LSBX	LSB Corp. of No. Andover MA	2.0%	51.8%	44.2%	58.1%	29.4%	0.0%	11.5%	0.0%	11.5%	0.0%
MASB	MassBank Corp. of Reading MA	19.8%	52.2%	25.0%	87.3%	0.0%	0.0%	11.7%	0.1%	11.6%	0.0%
MFLR	Mayflower Co-Op. Bank of MA	1.9%	37.4%	56.8%	82.2%	9.5%	0.0%	7.8%	0.0%	7.8%	0.0%
NHTB	NH Thrift Bancshares of NH (1)	3.1%	18.8%	72.4%	72.4%	15.5%	3.2%	7.2%	1.9%	5.3%	0.0%
PBCI	Pamrapo Bancorp, Inc. of NJ	1.3%	28.9%	67.8%	73.4%	16.5%	0.0%	9.1%	0.0%	9.1%	0.0%
SYNF	Synergy Financial Group of NJ	0.7%	19.9%	75.3%	62.3%	27.4%	0.0%	9.8%	0.1%	9.7%	0.0%
THRD	TF Financial Corp. of Newtown PA	0.6%	20.6%	74.3%	71.2%	18.3%	0.0%	9.5%	0.7%	8.8%	0.0%

		Balance Sheet Annual Growth Rates							Regulatory Capital
		Assets	MBS, Cash & Investments	Loans	Deposits	Borrows. & Subdebt	Net Worth	Tng Net Worth	Tangible	Core	Reg. Cap.
Chicopee Savings Bank
March 31, 2006		8.48%	-1.60%	10.07%	4.84%	51.16%	3.25%	3.25%	10.69%	10.69%	13.95%
All Public Companies
Average		11.16%	3.04%	14.16%	10.21%	10.37%	3.36%	1.79%	9.81%	9.71%	17.21%
Medians		8.17%	-1.08%	10.90%	5.80%	8.36%	1.87%	1.39%	8.75%	8.69%	15.04%
State of MA
Averages		13.02%	9.20%	14.40%	11.86%	12.95%	1.29%	2.80%	10.95%	11.07%	17.30%
Medians		5.39%	4.54%	10.42%	3.25%	12.81%	1.34%	1.41%	10.77%	11.34%	16.79%
Comparable Group
Averages		3.57%	-7.68%	9.06%	3.84%	8.97%	1.79%	2.08%	8.32%	8.66%	15.01%
Medians		4.78%	-10.21%	8.89%	3.77%	5.81%	2.37%	2.66%	8.29%	8.29%	15.04%
Comparable Group
CEBK	Central Bancorp of Somerville MA	5.39%	-11.36%	10.53%	14.39%	-12.29%	1.05%	1.11%	N.M.	8.01%	13.05%
ESBK	Elmira Savings Bank, FSB of NY	4.50%	4.44%	4.57%	-2.75%	47.21%	2.29%	2.83%	7.20%	7.20%	13.15%
FKFS	First Keystone Financial, Inc. of PA	-9.50%	-24.61%	0.73%	2.96%	-32.96%	-5.97%	-5.97%	9.00%	9.00%	15.40%
HARL	Harleysville Savings Fin. Corp. of PA	5.46%	3.93%	7.24%	5.08%	5.80%	6.60%	6.60%	N.M.	N.M.	N.M.
HIFS	Hingham Inst. For Savings of MA	14.84%	6.71%	17.47%	8.88%	28.63%	9.33%	9.33%	N.M.	N.M.	N.M.
LSBX	LSB Corp. of No. Andover MA	0.64%	0.80%	0.79%	1.33%	-2.47%	3.60%	3.60%	N.M.	11.34%	20.34%
MASB	MassBank Corp. of Reading MA	-7.94%	-9.42%	-4.43%	-7.62%	N.M.	-4.32%	-4.36%	N.M.	N.M.	N.M.
MFLR	Mayflower Co-Op. Bank of MA	3.74%	-0.40%	6.34%	4.58%	-1.24%	1.62%	1.70%	N.M.	N.M.	N.M.
NHTB	NH Thrift Bancshares of NH (1)	6.54%	-11.01%	13.15%	7.49%	2.95%	6.98%	9.73%	8.21%	8.21%	N.M.
PBCI	Pamrapo Bancorp, Inc. of NJ	0.97%	-16.17%	10.73%	-3.14%	19.49%	6.35%	6.35%	8.18%	8.18%	15.25%
SYNF	Synergy Financial Group of NJ	13.15%	-23.41%	30.53%	12.54%	25.51%	-8.45%	-8.42%	8.96%	8.96%	12.84%
THRD	TF Financial Corp. of Newtown PA	5.07%	-11.66%	11.03%	2.31%	18.02%	2.44%	2.48%	8.37%	8.37%	15.04%

(1)	Financial information is for the quarter ending September 30, 2005.

Source:	Audited and unaudited financial statements, corporate reports and offering circulars, and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Copyright (c) 2006 by RP® Financial, LC.

Board of Directors

April 21, 2006

Table 3

Income as Percent of Average Assets and Yields, Costs, Spreads

Comparable Institution Analysis

For the 12 Months Ended December 31, 2005

		Net Income	Net Interest Income				NII After Provis.	Other Income			Total Other Income
			Income	Expense	NII	Loss Provis. on IEA		Loan Fees	R.E. Oper.	Other Income
Chicopee Savings Bank
March 31, 2006		0.36%	5.13%	1.98%	3.15%	0.06%	3.09%	0.00%	0.00%	0.37%	0.37%
All Public Companies
Averages		0.70%	5.14%	2.25%	2.89%	0.10%	2.77%	0.05%	0.00%	0.69%	0.74%
Medians		0.74%	5.14%	2.27%	2.94%	0.06%	2.83%	0.00%	0.00%	0.52%	0.57%
State of MA
Averages		0.39%	4.92%	1.97%	2.95%	0.06%	2.89%	0.02%	0.00%	0.45%	0.46%
Medians		0.68%	4.89%	1.95%	2.98%	0.04%	2.94%	0.00%	0.00%	0.33%	0.39%
Comparable Group
Averages		0.75%	5.00%	2.13%	2.87%	0.06%	2.81%	0.01%	0.00%	0.40%	0.41%
Medians		0.79%	5.05%	2.04%	3.06%	0.03%	3.03%	0.00%	0.00%	0.34%	0.39%
Comparable Group
CEBK	Central Bancorp of Somerville MA	0.56%	5.64%	2.50%	3.14%	0.03%	3.11%	0.00%	0.00%	0.30%	0.30%
ESBK	Elmira Savings Bank, FSB of NY	0.86%	5.20%	2.03%	3.17%	0.05%	3.12%	0.00%	0.00%	0.73%	0.73%
FKFS	First Keystone Financial, Inc. of PA	0.10%	4.91%	2.86%	2.05%	0.32%	1.72%	0.00%	0.00%	0.47%	0.48%
HARL	Harleysville Savings Fin. Corp. of PA	0.64%	4.88%	3.16%	1.72%	-0.01%	1.73%	0.00%	0.00%	0.18%	0.18%
HIFS	Hingham Inst. For Savings of MA	1.02%	5.03%	2.05%	2.98%	0.04%	2.94%	0.00%	0.00%	0.26%	0.26%
LSBX	LSB Corp. of No. Andover MA	0.78%	4.77%	2.17%	2.60%	0.00%	2.60%	0.03%	0.01%	0.66%	0.69%
MASB	MassBank Corp. of Reading MA	0.79%	3.99%	1.64%	2.35%	-0.01%	2.35%	0.00%	0.00%	0.15%	0.15%
MFLR	Mayflower Co-Op. Bank of MA	0.68%	5.13%	1.81%	3.31%	0.03%	3.29%	0.05%	0.00%	0.33%	0.39%
NHTB	NH Thrift Bancshares of NH (1)	0.85%	4.50%	1.29%	3.21%	0.00%	3.21%	0.00%	0.00%	0.57%	0.57%
PBCI	Pamrapo Bancorp, Inc. of NJ	1.24%	5.67%	1.93%	3.74%	0.02%	3.72%	0.02%	0.00%	0.35%	0.38%
SYNF	Synergy Financial Group of NJ	0.49%	5.06%	2.36%	2.70%	0.20%	2.50%	0.00%	0.00%	0.42%	0.42%
THRD	TF Financial Corp. of Newtown PA	0.95%	5.26%	1.79%	3.47%	0.08%	3.39%	0.07%	0.00%	0.33%	0.40%

		G&A/Other Exp.		Non-Op. Items		Yields, Costs, and Spreads			MEMO: Assets/ FTE Emp.	MEMO: Effective Tax Rate
		G&A Expense	Goodwill Amort.	Net Gains	Extrao. Items	Yield On Assets	Cost Of Funds	Yld-Cost Spread
Chicopee Savings Bank
March 31, 2006		2.95%	0.00%	0.04%	0.00%	5.61%	2.44%	3.17%	$3,715	35.20%
All Public Companies
Averages		2.48%	0.03%	0.05%	0.00%	5.47%	2.60%	2.87%	$5,393	33.45%
Medians		2.39%	0.01%	0.01%	0.00%	5.44%	2.62%	2.99%	$4,588	34.12%
State of MA
Averages		2.55%	0.03%	-0.11%	0.00%	5.16%	2.30%	2.86%	$6,011	41.16%
Medians		2.30%	0.00%	0.00%	0.00%	5.28%	2.31%	2.88%	$5,461	37.20%
Comparable Group
Averages		2.11%	0.01%	-0.01%	0.00%	5.19%	2.35%	2.85%	$5,464	36.14%
Medians		2.23%	0.00%	0.01%	0.00%	5.31%	2.26%	3.05%	$5,082	36.95%
Comparable Group
CEBK	Central Bancorp of Somerville MA	2.58%	0.00%	0.06%	0.00%	5.75%	2.72%	3.03%	$4,006	31.25%
ESBK	Elmira Savings Bank, FSB of NY	2.61%	0.03%	-0.13%	0.00%	5.41%	2.20%	3.22%	$3,367	38.61%
FKFS	First Keystone Financial, Inc. of PA	2.32%	0.00%	0.15%	0.00%	5.19%	3.05%	2.14%	$4,999	N.M.
HARL	Harleysville Savings Fin. Corp. of PA	1.06%	0.00%	0.01%	0.00%	5.03%	3.40%	1.64%	$9,704	24.68%
HIFS	Hingham Inst. For Savings of MA	1.57%	0.00%	0.00%	0.00%	5.37%	2.31%	3.06%	$7,756	37.43%
LSBX	LSB Corp. of No. Andover MA	2.07%	0.00%	-0.41%	0.00%	4.87%	2.46%	2.41%	$5,166	55.45%
MASB	MassBank Corp. of Reading MA	1.35%	0.00%	0.06%	0.00%	4.03%	1.85%	2.18%	$6,374	34.12%
MFLR	Mayflower Co-Op. Bank of MA	2.58%	0.01%	-0.01%	0.00%	5.33%	1.97%	3.35%	$3,854	36.96%
NHTB	NH Thrift Bancshares of NH (1)	2.45%	0.00%	0.07%	0.00%	4.77%	1.42%	3.35%	$3,650	36.95%
PBCI	Pamrapo Bancorp, Inc. of NJ	2.10%	0.00%	0.02%	0.00%	5.78%	2.14%	3.64%	$6,593	38.62%
SYNF	Synergy Financial Group of NJ	2.14%	0.01%	0.00%	0.00%	5.28%	2.67%	2.62%	$6,283	36.30%
THRD	TF Financial Corp. of Newtown PA	2.48%	0.02%	0.02%	0.00%	5.51%	2.00%	3.51%	$3,820	27.21%

(1)	Financial information is for the quarter ending September 30, 2005.

Source:	Audited and unaudited financial statements, corporate reports and offering circulars, and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Copyright (c) 2006 by RP® Financial, LC.

Board of Directors

April 21, 2006

3.	Stock Market Conditions

Since the date of the Original Appraisal, the broader market generally trended higher. However, in early-March 2006, stocks trended lower on concerns that rising global interest rates would hurt corporate profits. Stocks rebounded in mid-March, as economic data showing steady economic growth and little consumer inflation helped to lift the DJIA to a four and one-half year. Consumer prices rose just 0.1% in February, while job growth and housing construction were both stronger than expected in February. Stocks trended lower at the close of the first quarter on interest rate worries, as the Federal Reserve lifted rates another quarter-point and hinted at more increases to come.

The broader stock market traded up at the start of the second quarter of 2006, reflecting optimism about first quarter earnings and that tame inflation would bring an end to rate increases by the Federal Reserve. Higher oil prices curbed the positive trend in stocks during mid-April, which was followed by the biggest gain of the year for the Dow Jones Industrial Average (“DJIA”). The release of the minutes from the Federal Reserve’s March meeting, which signaled that the Federal Reserve was about to stop raising rates served as the catalyst to the rally. Stocks generally edged higher through the end of April, as investors focused on strong first quarter earnings reports by a number of blue chip stocks. However, the positive trend was somewhat subdued by new inflation fears resulting from strong economic reports for March. On April 21, 2006, the DJIA closed at 11347.45 or 2.1% higher since the date of the Original Appraisal. The NASDAQ closed at 2342.86 or 2.7% higher since the date of the Original Appraisal while the S&P 500 closed at 1311.28, which is 1.9% higher than the date of the Original Appraisal.

Thrift issues also showed a positive trend since the date of the Original Appraisal. Thrifts rebounded in conjunction with the broader market in mid-March 2006, as interest rate sensitive issues benefited from tame inflation data reflected in the February consumer price index. The proposed acquisition of North Fork Bancorp by Capital One helped to further the advance in thrift and bank stocks, particularly in the Northeast. Higher interest rates pushed thrift stocks lower in late-March, particularly after the Federal Reserve increased rates another quarter-point and indicated that more rate increases were likely. Thrift issues traded in a narrow range during the first half of April, in which mixed earnings reports and concerns about interest rates and inflation provided for an uneven trading market. Thrift stocks spiked higher in conjunction with the broader market heading in to the second half of April, as investors reacted favorably to news that the Federal Reserve was contemplating an end to rate increases during its March meeting. The rally in thrift stocks was short-lived, with renewed concerns about interest rates and inflation providing for a modest pull back in thrift stocks during late-April. On April 21, 2006, the SNL Index for all publicly-traded thrifts closed at 1,685.1, an increase of 2.9% since the date of the Original Appraisal.

The updated pricing measures for all publicly-traded thrifts and the Peer Group reflected increases in line with the SNL Index. Overall, the comparative changes in the pricing measures for the Peer Group indicate an increase in average pricing ratios of 1%-3%. The average per share price of the Peer Group reflected an increase of less than 1%. For all publicly-traded thrifts, the average P/E multiple increased in a range of 2.5% to 3.3% while the book value based pricing measures increased by 1.6%. The SNL index of all publicly traded thrifts increased by 2.9% since the date of the Original Appraisal. A comparative pricing analysis of all publicly-traded thrifts and the Peer Group is shown in Table 4, based on market prices as of February 17, 2006, and April 21, 2006.

Board of Directors

April 21, 2006

Table 4

Average Pricing Characteristics

	At February 17, 2006		At April 21, 2006		Percent Change
Peer Group
Price/Earnings (x)	16.42	x	16.97	x	3.4%
Price/Core Earnings (x)	16.36		16.71		2.1
Price/Book (%)	144.66%		146.06		1.0
Price/Tangible Book (%)	150.83		152.39		1.0
Price/Assets (%)	12.06		12.20		1.2
Price/Share ($) (1)	—		—		0.4
Market Capitalization (1)	—		—		(0.7)

All Publicly-Traded Thrifts
Price/Earnings (x)	19.48	x	19.96	x	2.5%
Price/Core Earnings (x)	20.29		20.95		3.3
Price/Book (%)	152.08%		154.54		1.6
Price/Tangible Book (%)	171.45		174.19		1.6
Price/Assets (%)	16.73		17.78		6.3

Other
SNL Thrift Index	1638.2		1685.1		2.9

(1)	Reflects the median of the percentage change for the Peer Group companies.

As set forth in the original appraisal, the “new issue” market is separate and distinct from the market for seasoned issues like the Peer Group companies in that the pricing ratios for converting issues are computed on a pro forma basis, specifically: (1) the numerator and denominator are both impacted by the conversion offering amount, unlike existing stock issues in which price change affects only the numerator; and (2) the pro forma pricing ratio incorporates assumptions regarding source and use of proceeds, effective tax rates, stock plan purchases, etc. which impact pro forma financials, whereas pricing for existing issues are based on reported financials. The distinction between the pricing of converting and existing issues is perhaps most evident in the case of the price/book (“P/B”) ratio in that the P/B ratio of a converting thrift will typically result in a discount to book value, whereas in the current market for existing thrifts the P/B ratio often reflects a premium to book value. Therefore, it is appropriate to also consider the market for new issues, both at the time of the conversion and in the aftermarket.

As shown in Table 5, there have been four mutual holding company offerings were completed during the past three months, three of which have been completed since the date of the Original Appraisal. All three of the mutual holding company offerings were closed at the

RP® Financial, LC.

Table 5

Pricing Characteristics and After-Market Trends

Recent Conversions Completed (Last Three Months)

Institutional Information				Pre-Conversion Data				Offering Information				Contribution to Charitable Found.		Insider Purchases			Initial Dividend Yield
				Financial Info.		Asset Quality		Gross Proc.	% Offered	% of Mid.	Exp./ Proc.			Benefit Plans		Mgmt.& Dirs.
Institution	ST.	Conversion Date	Ticker	Assets	Equity/ Assets	NPAs/ Assets	Res. Cov.					Form	% of Offering	ESOP	Recog. Plans
				($Mil)	(%)	(%)	(%)	($Mil.)	(%)	(%)	(%)		(%)	(%)	(%)	(%)(2)	(%)
Mutual Holding Company Conversions
Mutual Federal Bancorp, Inc.*	IL	4/6/06	MFDB-OTCBB	$65	28.10%	0.29%	80%	$10.9	30%	132%	6.7%	N.A.	N.A.	8.0%	6.5%	8.3%	0.00%
Lake Shore Bancorp, Inc.*	NY	4/4/06	LSBK-NASDAQ	$334	8.39%	0.43%	85%	$29.8	45%	132%	5.1%	N.A.	N.A.	8.0%	4.4%	3.0%	0.00%
United Community Bancorp	IN	3/31/06	UCBA-NASDAQ	$323	9.40%	0.70%	144%	$36.5	43%	132%	3.5%	C/S	250K/1.9%	8.7%	4.4%	12.7%	0.00%

Averages - Mutual Holding Company Conversions:				$240	15.30%	0.47%	103%	$25.7	39%	132%	5.1%	NA	NA	8.2%	5.1%	8.0%	0.00%
Medians - Mutual Holding Company Conversions:				$323	9.40%	0.43%	85%	$29.8	43%	132%	5.1%	NA	NA	8.0%	4.4%	8.3%	0.00%

Institutional Information				Pro Forma Data							IPO Price	Post-IPO Pricing Trends
				Pricing Ratios(3)				Financial Charac.				Closing Price:
Institution	ST.	Conversion Date	Ticker	P/TB	Core P/E		P/A	Core ROA	TE/A	Core ROE		First Trading Day	% Change	After First Week(4)	% Change	After First Month(5)	% Change	Thru 4/27/06	% Change
				(%)	(x)		(%)	(%)	(%)	(%)	($)	($)	(%)	($)	(%)	($)	(%)	($)	(%)
Mutual Holding Company Conversions
Mutual Federal Bancorp, Inc.*	IL	4/6/06	MFDB-OTCBB	73.9%	45.9	x	37.9%	0.7%	36.5%	1.8%	$10.00	$11.13	11.3%	$11.00	10.0%	$11.25	12.5%	$11.25	12.5%
Lake Shore Bancorp, Inc.*	NY	4/4/06	LSBK-NASDAQ	77.9%	23.3	x	16.9%	0.7%	14.7%	4.6%	$10.00	$10.70	7.0%	$10.48	4.8%	$10.38	3.8%	$10.38	3.8%
United Community Bancorp	IN	3/31/06	UCBA-NASDAQ	84.1%	33.2	x	21.5%	0.7%	17.2%	3.8%	$10.00	$10.80	8.0%	$10.70	7.0%	$10.60	6.0%	$10.60	6.0%

Averages - Mutual Holding Company Conversions:				78.6%	34.1	x	25.5%	0.7%	22.8%	3.4%	$10.00	$10.88	8.8%	$10.73	7.3%	$10.74	7.4%	$10.74	7.4%
Medians - Mutual Holding Company Conversions:				77.9%	33.2	x	21.5%	0.7%	17.2%	3.8%	$10.00	$10.80	8.0%	$10.70	7.0%	$10.60	6.0%	$10.60	6.0%

Note: * - Appraisal performed by RP Financial; “NT” - Not Traded; “NA” - Not Applicable, Not Available; C/S-Cash/Stock.

(1)	Non-OTS regulated thrift.

(2)	As a percent of MHC offering for MHC transactions.

(3)	Does not take into account the adoption of SOP 93-6.

(4)	Latest price if offering is less than one week old.

(5)	Latest price if offering is more than one week but less than one month old.

(6)	Mutual holding company pro forma data on full conversion basis.

(7)	Simultaneously completed acquisition of another financial institution.

(8)	Simultaneously converted to a commercial bank charter.

(9)	Former credit union.

April 27, 2006

Board of Directors

April 21, 2006

top of their superranges. On a fully-converted basis, the average closing pro forma price/tangible book ratio of the recent MHC offerings equaled 78.6%. On average, the recent MHC offerings reflected price appreciation of 7.3% after the first week of trading.

Valuation Approaches

In applying the pro forma market value approach to valuation promulgated by the federal and state regulatory agencies, we considered the three key pricing ratios in valuing CSB’s to-be-issued stock — price/earnings (“P/E”), price/book (“P/B”), and price/assets (“P/A”) approaches — all performed on a pro forma basis including the effects of the conversion proceeds. In computing the pro forma impact of the Conversion and the related pricing ratios, we have incorporated the valuation parameters disclosed in CSB’s prospectus for reinvestment rate, effective tax rate, offering expenses and stock benefit plan assumptions, and foundation contribution (summarized in Exhibits 2 and 3). In our estimate of value herein, we assessed the relationship of the pro forma pricing ratios relative to the Peer Group, taking into account the valuation adjustments noted in our Original Appraisal (which were modified herein if appropriate).

In examining the valuation adjustments made relative to the Peer Group in the Original Appraisal, we concluded that no adjustment for financial condition were necessary as updated financial data through March 31, 2006, reflected limited change from the Peer Group comparison contained in the Original Appraisal. Similarly, the Bank’s earnings were substantially the same incorporating updated financial data, in comparison to the Peer Group averages.

In terms of other valuation adjustments relative to the Peer Group, there was no new information that would lead us to a different conclusion other than that reached in our Original Appraisal.

The general market for thrift stocks has moved modestly higher since the date of the Original Appraisal, as indicated by the increases recorded in the SNL Index for all publicly-traded thrifts. Specifically, the pricing ratios for all publicly-traded thrifts increased in a range of 2% to 6% while the SNL Thrift Index increased by 3%. On a reported basis, the book value based pricing measures for the Peer Group while the earnings based pricing measures for the Peer Group increased in a range of 2% to 3%. The new issue market has also reflected some strength as the four most recent conversion transactions (all mutual holding companies) converted at an average P/TB equal to 78.6% and appreciated in the aftermarket by an average of 7.3%. Taking into account the increase in the Peer Group’s prices and the aftermarket performance of the recent conversions, we have upgraded the valuation parameter of “Marketing of the Issue” from “No Adjustment” to a “Slight Upward Adjustment”.

Board of Directors

April 21, 2006

Key Valuation Parameters:	Valuation Adjustment
Financial Condition	Slight Upward
Profitability, Growth and Viability of Earnings	Moderate Downward
Asset Growth	Slight Upward
Primary Market Area	Slight Downward
Dividends	No Adjustment
Liquidity of the Shares	No Adjustment
Marketing of the Issue	Slight Upward
Management	No Adjustment
Effect of Government Regulations and Regulatory Reform	No Adjustment

Based on the application of the three valuation approaches, incorporating the relative peer group valuation adjustments above, and primarily in consideration of the increase in the Peer Group’s pricing ratios and updated financial data for the Bank, RP Financial concluded that, as of April 21, 2006, the pro forma market value of the Bank’s Conversion stock was $77,000,000 at the midpoint, inclusive of 570,370 shares issued to the Foundation for a value of $5,703,700 based on a per share value of $10.00 at issuance. The offering amount at the midpoint is equivalent to $71,296,300 or 7,129,630 shares at $10.00 per share. The valuation reflects a 10.0% increase relative to the midpoint pro forma value established in the Original Appraisal. In arriving at this valuation conclusion, we have continued to evaluate each of the three pricing ratios and give similar weight to each approach as in our Original Appraisal. These are discussed below.

P/E Approach. The application of the P/E valuation method requires calculating CSB’s pro forma market value by applying a valuation P/E multiple to the pro forma earnings base. In examining the valuation earnings base for the Bank, we considered the reported trailing 12 months through March 31, 2006, as well as the core earnings base excluding non-recurring earnings. Specifically, in deriving the Bank’s core earnings, we adjusted reported earnings of $1.361 million for net gains on sale of $135,000 and the related tax impact. Thus, as shown below, the Bank’s core earnings were determined at $1.280 million. We have not made an explicit adjustment to earnings for the additional potential revenues related to the Bank’s anticipated growth or the expenses attributable to recent or planned investments in infrastructure to support such growth. However, we have considered such factors in the determination of the appropriate pro forma pricing ratios for the Bank.

Board of Directors

April 21, 2006

Amount
($000)
Trailing 12 Month Net Income (3/31/06)	$1,361
Less: Net Gains on Sale of Loans and Investments	(135)
Tax Effect (1)	54

Core Earnings Estimate	$1,280

(1)	Reflects a 33.9% tax rate on adjustments consistent with the average tax rate for the most recent 12 months.

Note:	The Bank will record an expense related to the establishment of the Foundation which will be a one-time non-recurring event and thus, has not been incorporated into the pro forma analysis.

Based on the reported and estimated core earnings and incorporating the impact of the pro forma assumptions discussed previously, the Bank’s pro forma reported and core P/E multiples at the updated midpoint value of $77.0 million equaled 41.06 times and 42.93 times, respectively. The P/E premium relative to the Peer Group based on reported earnings increased from 127% at the midpoint to 177% in this Update while the P/E premium relative to the Peer Group based on core earnings increased to 210%, versus a 157% premium at the midpoint. In evaluating the appropriateness of the earnings multiples in the updated valuation, RP Financial considered the indicated discounts pursuant to the book value approach.

P/B Approach. The application of the P/B valuation method requires calculating CSB’s pro forma market value by applying a valuation P/B ratio to the Bank’s pro forma book value. As before, we also examine the price/tangible book ratio (“P/TB”), adjusting for the impact of intangible assets for the Bank as well as for the Peer Group. Based on the $77.0 million updated midpoint valuation, CSB’s pro forma P/B and P/TB ratios have increased to 72.6%, which closely matches the increase in the Peer Group’s P/B and P/TB ratios such that the P/TB discount at the maximum has diminished from 54% in the Original Appraisal to 53% in this updated appraisal. At the top of the super range, the Bank’s P/B and P/TB ratios equaled 80.12% which reflects a 47% discount as compared to a 48% discount at the supermaximum value as reflected in the Original Appraisal.

P/A Approach. The P/A valuation methodology determines market value by applying a valuation P/A ratio to the Bank’s pro forma asset base, conservatively assuming no deposit withdrawals are made to fund stock purchases. In all likelihood there will be deposit withdrawals, which results in understating the pro forma P/A ratio computed herein. At the updated midpoint of the valuation range, CSB’s value equaled 17.01% of pro forma assets. Comparatively, the Peer Group companies exhibited an average P/A ratio of 12.20%, which implies a premium of 39.4% has been applied to the Bank’s pro forma P/A ratio, versus a premium of 29.4% at the midpoint of our Original Appraisal.

Board of Directors

April 21, 2006

Valuation Conclusion

Based on the foregoing, it is our opinion that, as of April 21, 2006, the aggregate pro forma market value of the Bank’s common stock, including the stock portion of the contribution to the Foundation immediately following the offering, is $77,000,000 at the midpoint, equal to 7,700,000 shares issued at a per share value of $10.00. The updated valuation reflects an increase of 10% relative to the valuation midpoint in our Original Appraisal for the reasons outlined earlier. The pro forma valuation calculations relative to the Peer Group are shown in Table 6 and are detailed in Exhibit 2 and Exhibit 3.

Valuation Range	Offering Amount	Foundation Contribution	Total Issued
Shares
Minimum	6,060,186	484,815	6,545,000
Midpoint	7,129,630	570,370	7,700,000
Maximum	8,199,075	655,926	8,855,000
Supermaximum	9,428,936	754,315	10,183,250

Value
Minimum	$60,601,860	$4,848,140	$65,450,000
Midpoint	$71,296,300	$5,703,700	$77,000,000
Maximum	$81,990,750	$6,559,250	$88,550,000
Supermaximum	$94,289,360	$7,543,140	$101,832,500

Respectfully submitted,

RP® FINANCIAL, LC.

/s/ William E. Pommerening
William E. Pommerening
President and Managing Director

/s/ James P. Hennessey
James P. Hennessey
Senior Vice President

Board of Directors

April 21, 2006

Table 6

Public Market Pricing

Chicopee Savings Bank and the Comparables

As of April 21, 2006

		Market Capitalization		Per Share Data		Pricing Ratios(3)
		Price/ Share(1)	Market Value	Core 12 Month EPS(2)	Book Value/ Share	P/E		P/B	P/A	P/TB	P/Core
		($)	($Mil)	($)	($)	(x)		(%)	(%)	(%)	(x)
Chicopee Savings Bank
Superrange		$10.00	$101.83	$0.19	$12.48	49.68	x	80.12%	21.52%	80.12%	51.75	x
Maximum		$10.00	$88.55	$0.21	$13.11	45.26	x	76.26%	19.15%	76.26%	47.24	x
Midpoint		$10.00	$77.00	$0.23	$13.84	41.06	x	72.26%	17.01%	72.26%	42.93	x
Minimum		$10.00	$65.45	$0.26	$14.82	36.48	x	67.47%	14.77%	67.47%	38.22	x
All Public Companies(7)
Averages		$19.67	$409.64	$0.93	$13.07	19.96	x	154.54%	17.78%	174.19%	20.95	x
Medians		16.46	95.42	0.73	11.78	17.17	x	144.36%	14.70%	164.26%	17.16	x
All Non-MHC State of MA(7)
Averages		$23.39	$208.47	$1.11	$17.76	20.27	x	132.32%	17.03%	150.67%	16.52	x
Medians		$18.30	$116.21	$1.25	$14.18	17.92	x	136.36%	14.74%	145.00%	16.52	x
Comparable Group Averages
Averages		$22.99	$78.09	$1.43	$16.02	16.97	x	146.06%	12.20%	152.39%	16.71	x
Medians		$19.95	$74.57	$1.42	$13.60	14.15	x	142.15%	12.06%	146.85%	14.35	x
State of Massachusetts
BFBC	Benjamin Frkln Bncrp Inc of MA	$13.69	$116.21	$0.31	$12.74	NM		107.46%	13.40%	165.54%	NM
BHLB	Berkshire Hills Bancorp of MA	$35.13	$300.01	$1.48	$28.81	36.59	x	121.94%	14.74%	204.84%	23.74	x
BRKL	Brookline Bancorp, Inc. of MA	$15.11	$930.53	$0.36	$9.59	NM		157.56%	41.49%	170.35%	NM
CEBK	Central Bncrp of Somerville MA	$29.00	$46.11	$1.73	$24.63	15.68	x	117.74%	8.59%	124.89%	16.76	x
HIFS	Hingham Inst. for Sav. of MA	$38.85	$82.21	$2.81	$23.40	13.83	x	166.03%	12.80%	166.03%	13.83	x
LSBX	LSB Corp of No. Andover MA	$18.30	$81.69	$1.25	$13.42	19.68	x	136.36%	15.66%	136.36%	14.64	x
LEGC	Legacy Bancorp, Inc. of MA	$14.56	$150.10	($0.34)	$14.18	NM		102.68%	19.28%	104.90%	NM
MASB	MassBank Corp. of Reading MA	$32.85	$142.37	$1.61	$24.02	19.10	x	136.76%	15.99%	138.20%	20.40	x
MFLR	Mayflower Co-Op. Bank of MA	$13.05	$27.04	$0.79	$9.04	16.73	x	144.36%	11.31%	145.00%	16.52	x
Comparable Group
CEBK	Central Bncrp of Somerville MA	$29.00	$46.11	$1.73	$24.63	15.68	x	117.74%	8.59%	124.89%	16.76	x
ESBK	Elmira Svgs Bank, FSB of NY	$26.27	$31.63	$2.54	$18.92	11.37	x	138.85%	9.49%	141.01%	10.34	x
FKFS	First Keystone Fin., Inc of PA	$20.49	$41.47	($0.01)	$13.78	NM		148.69%	8.06%	148.69%	NM
HARL	Harleysville Svgs Fin Cp of PA	$17.45	$67.44	$1.24	$12.47	13.96	x	139.94%	8.80%	139.94%	14.07	x
HIFS	Hingham Inst. for Sav. of MA	$38.85	$82.21	$2.81	$23.40	13.83	x	166.03%	12.80%	166.03%	13.83	x
LSBX	LSB Corp of No. Andover MA	$18.30	$81.69	$1.25	$13.42	19.68	x	136.36%	15.66%	136.36%	14.64	x
MASB	MassBank Corp. of Reading MA	$32.85	$142.37	$1.61	$24.02	19.10	x	136.76%	15.99%	138.20%	20.40	x
MFLR	Mayflower Co-Op. Bank of MA	$13.05	$27.04	$0.79	$9.04	16.73	x	144.36%	11.31%	145.00%	16.52	x
NHTB	NH Thrift Bancshares of NH	$15.77	$66.66	$1.16	$10.87	12.93	x	145.08%	10.50%	197.13%	13.59	x
PBCI	Pamrapo Bancorp, Inc. of NJ	$19.41	$96.58	$1.59	$11.78	12.13	x	164.77%	14.95%	164.77%	12.21	x
SYNF	Synergy Financial Group of NJ	$14.46	$166.96	$0.39	$8.25	37.08	x	175.27%	17.14%	176.77%	37.08	x
THRD	TF Fin. Corp. of Newtown PA	$30.00	$86.97	$2.09	$21.61	14.15	x	138.82%	13.16%	149.93%	14.35	x

		Dividends(4)			Financial Characteristics(6)							Offering Size
		Amount/ Share	Yield	Payout Ratio(5)	Total Assets	Equity/ Assets	NPAs/ Assets	Reported		Core
								ROA	ROE	ROA	ROE
		($)	(%)	(%)	($Mil)	(%)	(%)	(%)	(%)	(%)	(%)	($Mil)
Chicopee Savings Bank
Superrange		$0.00	0.00%	0.00%	$473	26.85%	0.17%	0.43%	1.61%	0.42%	1.55%	94.29
Maximum		$0.00	0.00%	0.00%	$462	25.12%	0.17%	0.42%	1.69%	0.41%	1.61%	81.99
Midpoint		$0.00	0.00%	0.00%	$453	23.54%	0.17%	0.41%	1.76%	0.40%	1.68%	71.30
Minimum		$0.00	0.00%	0.00%	$443	21.89%	0.18%	0.40%	1.85%	0.39%	1.77%	60.60
All Public Companies(7)
Averages		$0.44	2.19%	33.72%	$2,794	11.20%	0.47%	0.72%	7.53%	0.68%	6.98%
Medians		$0.40	2.23%	18.58%	767	9.59%	0.30%	0.73%	6.46%	0.71%	6.38%
All Non-MHC State of MA(7)
Averages		$0.52	2.17%	38.64%	$973	12.85%	0.05%	0.52%	5.20%	0.62%	5.96%
Medians		$0.56	2.25%	40.17%	$778	11.69%	0.04%	0.67%	7.02%	0.72%	6.57%
Comparable Group Averages
Averages		$0.65	2.89%	45.85%	$614	8.34%	0.19%	0.74%	8.96%	0.75%	8.96%
Medians		$0.68	3.06%	44.80%	$639	7.78%	0.04%	0.79%	9.33%	0.78%	9.65%
State of Massachusetts
BFBC	Benjamin Frkln Bncrp Inc of MA	$0.12	0.88%	38.71%	867	12.47%	0.05%	0.02%	0.16%	0.31%	2.44%
BHLB	Berkshire Hills Bancorp of MA	$0.56	1.59%	37.84%	2,036	12.09%	0.12%	0.47%	4.11%	0.72%	6.34%
BRKL	Brookline Bancorp, Inc. of MA	$0.34	2.25%	NM	2,243	26.33%	0.04%	1.00%	3.67%	1.00%	3.67%
CEBK	Central Bncrp of Somerville MA	$0.72	2.48%	41.62%	537	7.29%	0.02%	0.56%	7.57%	0.52%	7.08%
HIFS	Hingham Inst. for Sav. of MA	$0.80	2.06%	28.47%	642	7.71%	0.03%	0.98%	12.53%	0.98%	12.53%
LSBX	LSB Corp of No. Andover MA	$0.56	3.06%	44.80%	522	11.48%	0.01%	0.77%	7.08%	1.04%	9.51%
LEGC	Legacy Bancorp, Inc. of MA	$0.12	0.82%	0.00%	778	18.78%	0.12%	-0.56%	-4.06%	-0.46%	-3.37%
MASB	MassBank Corp. of Reading MA	$1.08	3.29%	67.08%	891	11.69%	0.03%	0.81%	7.02%	0.76%	6.57%
MFLR	Mayflower Co-Op. Bank of MA	$0.40	3.07%	50.63%	239	7.84%	NA	0.68%	8.72%	0.69%	8.84%
Comparable Group
CEBK	Central Bncrp of Somerville MA	$0.72	2.48%	41.62%	$537	7.29%	0.02%	0.56%	7.57%	0.52%	7.08%
ESBK	Elmira Svgs Bank, FSB of NY	$0.80	3.05%	31.50%	$333	6.83%	0.24%	0.86%	12.37%	0.95%	13.60%
FKFS	First Keystone Fin., Inc of PA	$0.44	2.15%	NM	$515	5.42%	0.97%	0.10%	1.82%	0.00%	-0.07%
HARL	Harleysville Svgs Fin Cp of PA	$0.64	3.67%	51.61%	$767	6.29%	0.02%	0.64%	10.33%	0.64%	10.25%
HIFS	Hingham Inst. for Sav. of MA	$0.80	2.06%	28.47%	$642	7.71%	0.03%	0.98%	12.53%	0.98%	12.53%
LSBX	LSB Corp of No. Andover MA	$0.56	3.06%	44.80%	$522	11.48%	0.01%	0.77%	7.08%	1.04%	9.51%
MASB	MassBank Corp. of Reading MA	$1.08	3.29%	67.08%	$891	11.69%	0.03%	0.81%	7.02%	0.76%	6.57%
MFLR	Mayflower Co-Op. Bank of MA	$0.40	3.07%	50.63%	$239	7.84%	NA	0.68%	8.72%	0.69%	8.84%
NHTB	NH Thrift Bancshares of NH	$0.50	3.17%	43.10%	$635	7.24%	0.04%	0.84%	11.60%	0.80%	11.03%
PBCI	Pamrapo Bancorp, Inc. of NJ	$0.92	4.74%	57.86%	$646	9.07%	0.30%	1.24%	14.00%	1.23%	13.91%
SYNF	Synergy Financial Group of NJ	$0.20	1.38%	51.28%	$974	9.78%	0.04%	0.49%	4.51%	0.49%	4.51%
THRD	TF Fin. Corp. of Newtown PA	$0.76	2.53%	36.36%	$661	9.48%	0.35%	0.95%	9.93%	0.94%	9.79%

(1)	Average of High/Low or Bid/Ask price per share.

(2)	EPS (estimate core basis) is based on actual trailing 12 month data, adjusted to omit non-operating items (including the SAIF assessment) on a tax-effected basis, and is shown on a pro forma basis where appropriate.

(3)	P/E = Price to earnings; P/B = Price to book; P/A = Price to assets; P/TB = Price to tangible book value; and P/Core = Price to core earnings.

(4)	Indicated 12 month dividend, based on last quarterly dividend declared.

(5)	Indicated 12 month dividend as a percent of trailing 12 month estimated core earnings.

(6)	ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing 12 month common earnings and average common equity and total assets balances.

(7)	Excludes from averages and medians those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.

Source:	Corporate reports, offering circulars, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Copyright (c) 2005 by RP® Financial, LC.